Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Second Quarter and Six-month period ended June 30, 2023

Glyfada, Greece, September 12, 2023, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the second quarter and six-month period ended June 30, 2023.

•	Revenue
o	$7.8 million in Q2 2023
o	$16.4 million in H1 2023
•	Net income/(loss)
o	$1.2 million net loss in Q2 2023
o	$1.4 million net income in H1 2023
  Adjusted EBITDA
o	$0.9 million in Q2 2023
o	$2.2 million in H1 2023
  Time Charter Equivalent
o	$8,244 per day in Q2 2023
o	$8,518 per day in H1 2023

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of two Supramax, one Panamax and four Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 11.1 Years as at September 10, 2023					510,612

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“During the second quarter and for the majority of the first half of the year the market was soft in the industry. In the second quarter the market rates were affected by various seasonal, geopolitical and economic factors. This had rates dip below $10,000 per day and stayed at these levels for some time.

Fortunately, the market has picked up since then and day rates have now attained much healthier and comfortable levels. We mostly employ our vessels in the spot market and even our period deals have a spot market exposure through links to the relative vessel indices; this allows us to reap benefits instantly when the market picks up, albeit it could also expose us to risks during market downturns. Additionally, during the quarter, we had some ballasting and repositioning trips.

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Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Earlier in the year we announced the sale of m/v Sun Globe, Sky Globe and Star Globe. The Sun Globe and Sky Globe have been delivered to their new owners and we expect the Star Globe to be delivered shortly, within the month as has been communicated already, subject to customary closing conditions. We plan to replace these three vessels with the delivery of our first 3 ultramax newbuildings in 2024.

The Company is always evaluating transactions and ways to expand the fleet and footprint in the market. We are very keen on modern, ‘eco’ and/or scrubber fitted quality vessels which are drawing significant interest and competition from buyers; modern vessel sale candidates are scarce with the price pushed upwards usually. Notwithstanding that the Company is continuously scanning the market for such attractive candidates that may carry a good price.

The Company is regularly evaluating and searching for attractive financing opportunities, we are frequently exploring and trying to negotiate transactions that will be beneficial to the Company as well as to, the expansion and emission reduction strategy of our fleet.

We are constantly trying to develop new financing relationships, expand the spectrum and we are fortunate to have institutions supporting our Company and our cause.

But most importantly we are continuously evaluating various ways to enhance and build up value for our shareholders, the evaluation is always done strategically with our focus on the health of the Company, and its future. We remain committed in our expansion plans, the efficiency and carbon footprint of our fleet and the further enhancement of shareholder value.”

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company signed a contract for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million and in March 2023 paid the 2nd instalment of $3.7 million.

On May 13, 2022, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction.

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred at 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility.

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70 % for the whole CIT loan facility. On August 10, 2023, the Company drew down $25 million.

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Sale of vessel

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners in June 2023.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company expects to recognize a gain of approximately $2.2 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners within September 2023. The Company expects to recognize a gain of approximately $1.6 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

Receipt of Nasdaq Notice of Deficiency

On July 14, 2023, the Company received written notification from The Nasdaq Stock Market dated July 12, 2023, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until January 8, 2024. The Company intends to monitor the closing bid price of its common stock between now and January 8, 2024 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Earnings Highlights

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2023	2022	2023	2022
Revenue	7,835	19,142	16,414	37,583
Net income/(loss)	(1,161)	11,015	1,425	23,098
Adjusted EBITDA (1)	907	13,581	2,248	27,402
Basic income/(loss) per share (2)	(0.06)	0.53	0.07	1.12

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2023 and 2022 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2023 and 2022 was 20,582,301.
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Second quarter of the year 2023 compared to the second quarter of the year 2022

Net loss for the second quarter of the year 2023 amounted to $1.2 million or $0.06 basic loss per share based on 20,582,301 weighted average number of shares compared to net income of $11 million or $0.53 basic income per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended June 30, 2023, and 2022, our Revenues reached $7.8 million and $19.1 million, respectively. The 59% decrease in Revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the second quarter of 2023 compared to the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2023 was $8,244 per vessel per day against $22,837 per vessel per day during the same period in 2022 corresponding to a decrease of 64%.

First half of the year 2023 compared to the first half of the year 2022

Net income for the six-month period ended June 30, 2023 amounted to $1.4 million or $0.07 basic income per share based on 20,582,301 weighted average number of shares, compared to $23.1 million for the same period last year or $1.12 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the six-month period ended June 30, 2023 and 2022, our Revenues reached $16.4 million and $37.6 million, respectively. The 56% decrease in Revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2023, compared to the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2023 was $8,518 per vessel per day against $23,238 per vessel per day during the same period in 2022, corresponding to a decrease of 63%, which is attributed to the worse conditions throughout the bulk market for the first half of 2023.

Fleet Summary data

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Ownership days (1)	793	819	1,603	1,629
Available days (2)	748	819	1,531	1,629
Operating days (3)	730	809	1,507	1,607
Fleet utilization (4)	97.6%	98.8%	98.5%	98.7%
Average number of vessels (5)	8.7	9.0	8.9	9.0
Daily time charter equivalent (TCE) rate (6)	$8,244	$22,837	$8,518	$23,238
Daily operating expenses (7)	$5,464	$5,051	$5,522	$5,213

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

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Selected Consolidated Financial & Operating Data

	Three months ended		Six months ended
	June 30,			June 30,
	2023	2022	2023	2022
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	7,835	19,142	16,414	37,583
Voyage and Operating vessel expenses	(5,915)	(4,484)	(12,048)	(8,039)
General and administrative expenses	(998)	(1,066)	(2,112)	(2,141)
Depreciation and amortization	(2,329)	(2,524)	(4,767)	(4,879)
Reversal of Impairment	-	-	4,400	-
Other (expenses)/income & gain from sale of vessel, net	56	(11)	65	(1)
Interest expense and finance cost, net	(503)	(345)	(1,009)	(695)
Gain on derivative financial instruments, net	693	303	482	1,270
Net income/(loss) for the period	(1,161)	11,015	1,425	23,098

Basic net income/(loss) per share for the period (1)	(0.06)	0.53	0.07	1.12
Adjusted EBITDA (2)	907	13,581	2,248	27,402

(1) The weighted average number of shares for the six-month period ended June 30, 2023 and 2022 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2023 and 2022 was 20,582,301.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

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The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Net income/(loss) for the period	(1,161)	11,015	1,425	23,098
Interest expense/income and finance cost, net	503	345	1,009	695
Gain on derivative financial instruments, net	(693)	(303)	(482)	(1,270)
Depreciation and amortization	2,329	2,524	4,767	4,879
Reversal of Impairment loss	-	-	(4,400)	-
Gain from sale of vessel	(71)	-	(71)	-
Adjusted EBITDA	907	13,581	2,248	27,402
Payment of deferred dry-docking costs	(2,441)	-	(6,387)	(890)
Net decrease/(increase) in operating assets	912	(720)	988	(3,282)
Net (increase)/decrease in operating liabilities	(1,036)	945	(1,082)	903
Provision for staff retirement indemnities	(1)	(3)	26	(5)
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(10)	56	(17)	58
Net cash (used in)/generated from operating activities	(1,669)	13,859	(4,224)	24,186

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in) / generated from operating activities	(1,669)	13,859	(4,224)	24,186
Net cash generated from / (used in) investing activities	14,059	(21,380)	10,705	(21,395)
Net cash used in financing activities	(5,313)	(2,118)	(6,080)	(4,366)

	As at June 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2023	2022
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	152,579	157,633
Cash and cash equivalents (including current restricted cash)	57,219	58,801
Other current and non-current assets	7,524	9,024
Total assets	217,322	225,458
Total equity	172,123	170,698
Total debt net of unamortized debt discount	37,504	44,325
Other current and non-current liabilities	7,695	10,435
Total equity and liabilities	217,322	225,458

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of seven dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 510,612 Dwt and a weighted average age of 11.1 years as at September 10, 2023.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.

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The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com